Exhibit 99.6

A2Z Smart Technologies Corp. Announces Aggregate US$4.7 Million Registered Direct Offering of Common Shares and Common Warrants , Inclusive of $1.5 Million Raised in December 2023

TEL AVIV, ISRAEL – January 4, 2024 – A2Z Smart Technologies Corp. (the “Company” or “A2Z”) (NASDAQ:AZ) (TSXV:AZ), a global leader in innovative technology solutions, today announced that it has entered into a definitive securities purchase agreement with certain accredited investors to issue, in a registered direct offering, up to 2,806,302 common shares at a purchase price of US$1.15 (CAN$1.56) per share, together with warrants to purchase 1,403,151 common shares at an exercise price of US$1.50 (CAN$2.05) per share for a period of two years from issuance, for aggregate gross proceeds equal to US$3.23 million. As previously announced, the Company in December 2023 raised $1.5 million through the registered direct offering of common shares and warrants on identical terms as the current offering. Subject to customary closing conditions, including the final approval of the TSX Venture Exchange, the transaction is expected to close on or around Monday, January 8, 2024. A2Z anticipates that the net proceeds from this offering, after deducting offering expenses, will be used for working capital and general corporate purposes. No placement agent was used or participated in the offering.

The common shares and warrants in the offering are being offered pursuant to a “shelf” registration statement on Form F-3 (File No. 333-271226), which was declared effective by the Securities and Exchange Commission (the “SEC”) on April 21, 2023. A prospectus supplement and the accompanying prospectus relating to the registered direct offering will be filed with the SEC. Electronic copies of the prospectus supplement and the accompanying prospectus relating to the registered direct offering may be obtained, when available, at the SEC’s website at http://www.sec.gov. These securities are not being offered in Canada and may not be sold in Canada or to residents of Canada.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About A2Z Smart Technologies Corp.

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is the world’s first proven-in-use mobile self-checkout shopping cart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Forward Looking Statements

Matters discussed in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this press release, the words “anticipate,” “believe,” “estimate,” “may,” “intend,” “expect” and similar expressions identify such forward-looking statements. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. These statements include, without limitation, statements related to our ability to close the registered direct offering, entry into additional securities purchase agreements, the consummation of additional tranches, if any, and the use of proceeds. These forward-looking statements are based largely on the expectations of the Company and are subject to a number of risks and uncertainties. These include, but are not limited to, risks and uncertainties associated with: the market and other conditions, the impact of geopolitical, economic, competitive and other factors affecting the Company and its operations, and other factors detailed in reports filed by the Company with the Securities and Exchange Commission.

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company and has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts and the risks relating to our business — that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time on SEDAR (see www.sedar.com) and with the Securities and Exchange Commission (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein.

Company Contact:

Gadi Graus, President

Gadi.g@a2zas.com

+972-3-3732328

Investor Contact

Brett Maas, Managing Principal, Hayden IR, LLC

brett@haydenir.com

(646) 536-7331